December 1, 2022

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Ohio National Fund, Inc. (the “Registrant”)

File Nos. 2-67464, 811-3015

Dear Mr. Burak:

We are writing in response to comments provided by telephone on November 30, 2022, related to the Registrant’s Annual Report filed on Form N-CSR for the annual period ending December 31, 2021. The comments of the Staff of the Securities and Exchange Commission (the “Staff”), as we understand them, and the Registrant’s responses, are set forth below.

1.	Staff Comment: With respect to Item 11(b) on Form N-CSR, please explain whether any changes occurred in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting during the period covered by the report, as opposed to only the most recent fiscal quarter.

Response: There were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

If you have any further questions or comments, please contact me at Tim_Abbott@ohionational.com or at (513) 794-6094.

Sincerely,

/s/ Tim Abbott
Tim Abbott
Senior Attorney